UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*

                                    GTx, Inc.
                                    ---------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    40052B108
                                    ---------
                                 (CUSIP Number)

                                December 31, 2004
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------         ------------------------------

CUSIP No.  40052B108                     13G    Page  2 of  8 Pages

--------------------------------------         ------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Larry N. Feinberg
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]

                                                                     (b) [X]

---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            7,400
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             2,420,500
     OWNED BY
       EACH            ------ --------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 7,400

                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            2,420,500
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,427,900
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           9.8%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------------------         ------------------------------

CUSIP No.  40052B108                     13G    Page  3 of  8 Pages

--------------------------------------         ------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Oracle Investment Management, Inc.
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]

                                                                     (b) [X]

---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,814,297
     OWNED BY
       EACH            ------ --------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0

                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            1,814,297
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,814,297
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           7.4%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           CO
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a):         Name of Issuer:
---------          --------------

     The name of the issuer is GTx, Inc., a Delaware corporation (the
"Company").

Item 1(b):         Address of Issuer's Principal Executive Offices:
---------          -----------------------------------------------

     The Company's principal executive office is located at 3 N. Dunlap Street, 3rd Floor, Van Vleet Building, Memphis, TN 38163.

Item 2(a):         Name of Person Filing:
---------          ----------------------

     This Schedule 13G is filed by: (i) Mr. Larry N. Feinberg ("Mr. Feinberg"), who serves as the senior managing member of Oracle Associates, LLC, a Delaware limited liability company ("Oracle Associates"), and is the sole shareholder and president of Oracle Investment Management, Inc., a Delaware corporation (the "Investment Manager"); and (ii) the Investment Manager. Oracle Associates serves as the general partner of Oracle Partners, L.P., a Delaware limited partnership ("Oracle Partners"), and Oracle Institutional Partners, L.P., a Delaware limited partnership ("Oracle Institutional"). Mr. Feinberg directly owns certain shares of Common Stock (as defined in Item 2(d) below) and may be deemed to indirectly beneficially own shares of Common Stock, by virtue of the foregoing relationships, directly owned by Oracle Partners, Oracle Institutional and the Investment Manager. Mr. Feinberg and the Investment Manager may be referred to herein as the "Reporting Persons."

Item 2(b):         Address of Principal Business Office or, if None,
---------          --------------------------------------------------
                   Residence:
                   ----------

     The address of the principal business office of each of the Reporting Persons is 200 Greenwich Avenue, 3rd Floor, Greenwich, CT 06830.

Item 2(c):         Citizenship:
---------          ------------

     Mr. Feinberg is a citizen of the United States of America. The Investment Manager is organized under the laws of the State of Delaware.

Item 2(d):         Title of Class of Securities:
----------         -----------------------------

     Common Stock, $0.001 par value ("Common Stock").

Item 2(e):         CUSIP Number:
---------          ------------

     40052B108

Item 3:            If this statement is filed pursuant to
-------            --------------------------------------
                   Rules 13d-1(b) or 13d-2(b) or (c), check
                   ----------------------------------------
                   whether the person filing is a:
                   -------------------------------

     (a)  [ ] Broker or dealer registered under Section 15 of the Act,
     (b)  [ ] Bank as defined in Section 3(a)(6) of the Act,
     (c)  [ ] Insurance Company as defined in Section 3(a)(19) of the Act,
     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,
     (e)  [ ] Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
     (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1(b)(1)(ii)(F),
     (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
     (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
     (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
     (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:            Ownership:
------             ---------

     The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 24,658,340 shares of Common Stock issued and outstanding as of November 12, 2004 as reported in the Company's Report on Form 10-Q for the quarterly period ended September 30, 2004. The beneficial ownership of each of the Reporting Persons is set forth below.

   A.  Larry N. Feinberg
       -----------------
       (a) Amount beneficially owned: 2,427,900
       (b) Percent of class: 9.8%.
       (c) Number of shares as to which such person has:
           (i)     Sole power to vote or direct the vote: 7,400
           (ii)    Shared power to vote or direct the vote: 2,420,500
           (iii)   Sole power to dispose or direct the disposition: 7,400
           (iv)    Shared power to dispose or direct the disposition: 2,420,500

   B.  The Investment Manager
       ----------------------
       (a) Amount beneficially owned: 1,814,297
       (b) Percent of class: 7.4%.
       (c) Number of shares as to which such person has:
           (i)     Sole power to vote or direct the vote: 0
           (ii)    Shared power  to vote or direct the vote: 1,814,297
           (iii)   Sole power to dispose or direct the disposition: 0
           (iv)    Shared power to dispose or direct the disposition: 1,814,297

Item 5:            Ownership of Five Percent or Less of a Class:
------             ---------------------------------------------

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ].

Item 6:            Ownership of More than Five Percent on Behalf of Another
-------            --------------------------------------------------------
                   Person:
                   -------
         Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the total outstanding Common Stock.

Item 7:            Identification and Classification of the Subsidiary Which
-------            ---------------------------------------------------------
                   Acquired the Security Being Reported on by the Parent
                   -----------------------------------------------------
                   Holding Company:
                   ----------------

         Not applicable.

Item 8:            Identification and Classification of Members of the Group:
------             ----------------------------------------------------------

         Not applicable.

Item 9:            Notice of Dissolution of Group:
------             ------------------------------

         Not applicable.

Item 10:           Certification:
-------            --------------

     The Reporting Person hereby makes the following certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

              [THE REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK]

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  February 9, 2005

                                            /s/ Larry N. Feinberg
                                            ------------------------------------
                                            Larry N. Feinberg



                                            ORACLE INVESTMENT MANAGEMENT, INC.


                                            By: /s/ Larry N. Feinberg
                                                --------------------------------
                                                 Name:  Larry N. Feinberg
                                                 Title: President





                         [SIGNATURE PAGE TO SCHEDULE 13G
                                 WITH RESPECT TO
                                   GTX, INC.]

                                  EXHIBIT INDEX
                                  -------------


Exhibit 99.1: Joint Filing  Agreement, dated  February 9, 2005, by and between Larry N. Feinberg and Oracle Investment Management, Inc.